Exhibit 99.1

24 March 2022

PureTech Health plc

PureTech Appoints Sharon Barber-Lui to Board of Directors & Audit Committee

Seasoned life sciences expert brings further global portfolio management and financial expertise from

20 years at Merck & Co. Inc. to the PureTech board

Ms. Barber-Lui will also become chair of the Audit Committee of the board

BOSTON, March 24, 2022 — PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, today announced the appointment of Sharon Barber-Lui, MBA, CPA, to its board of directors as a non-executive director and as a member of the Audit Committee. She previously led U.S. Oncology Portfolio Market Strategy, Operations and Business Analytics at Merck & Co. Inc. During her two decades at Merck & Co. Inc., Ms. Barber-Lui has held multiple financial and operational positions of increasing responsibility, including Chief Financial Officer of U.S. Oncology, Director of U.S. Treasury Operations and regional Treasurer of Asia Pacific. She currently serves as the Senior Vice President of Global Finance at EQRx. Ms. Barber-Lui brings extensive experience in finance, operations, portfolio management and commercialization to PureTech’s board of industry, business and academic leaders.

“Sharon has a track record of success and leadership spanning diverse experiences across the life sciences industry, with particular expertise in financial systems and governance. We are very pleased to have her join PureTech’s board,” said Christopher Viehbacher, Chair of PureTech’s Board of Directors. “On behalf of the entire board, I welcome Sharon and look forward to her contributions.”

“I am energized by PureTech’s unique model and approach to creating new therapies for devastating diseases,” commented Ms. Barber-Lui. “PureTech is a true pioneer, and I look forward to joining the distinguished members of the board to help support PureTech’s talented team in executing on the collective vision of transforming patient care by giving life to science.”

Ms. Barber-Lui has more than 20 years of diverse experiences at Fortune 50 and major public accountancies with strong life science innovation, entrepreneurship and business transformation activity. Since 2022, she has served as Senior Vice President of Global Finance at EQRx, a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. She also led Portfolio Market Strategy, Operations and Business Analytics at Merck & Co. Inc.’s U.S. Oncology business from 2019 through 2021, where she previously served as Chief Financial Officer of U.S. Oncology from 2014 to 2018. That business portfolio included new, mature, co-developed and co-commercialized products. Ms. Barber-Lui also held a number of other financial and operational related roles throughout the course of her 22 years at Merck & Co. Inc. Ms. Barber-Lui received her MBA, marketing and corporate entrepreneurship and her B.S. in accounting from Lehigh University.

On joining the board, Ms. Barber-Lui will become a member of the board’s Audit Committee, and she will become chair of that committee immediately following the Company’s announcement of its 2021 full-year financial results. At that time, Mr. Viehbacher will step down from his role as chair of the board’s Audit Committee but will remain a member of the committee. Dr Raju Kucherlapati and Dame Marjorie Scardino will also continue as members of the Audit Committee.

“We welcome Sharon’s contributions at a time when PureTech’s pipeline and broader portfolio of differentiated medicines include many advanced clinical and commercial-stage programs,” said Daphne Zohar, Founder and Chief Executive Officer of PureTech. “Her background and expertise will strongly complement our existing board and bring additional perspective to our strategy of building a leading biopharmaceutical company.”

Ms. Barber-Lui is independent for the purposes of the UK Corporate Governance Code, and PureTech confirms that there is no further information required to be disclosed pursuant to paragraph 9.6.13 of the U.K. Listing Rules.

PureTech’s Board of Directors

PureTech’s Board of Directors includes former executives of major pharmaceutical companies, entrepreneurs, and award winning academic and clinical leaders who leverage their expertise to support our mission. Following the appointment of Ms. Barber-Lui, the board of directors is comprised of the following members:

Daphne Zohar, Founder, Chief Executive Officer and Director – Daphne Zohar is the Founder and Chief Executive Officer of PureTech, and she has served as a member of PureTech’s Board of Directors since the Company’s founding. She has also served as the founding Chief Executive Officer for a number of PureTech’s Founded Entities. A successful entrepreneur, Ms. Zohar created PureTech, assembling a leading team to help implement her vision for the Company, and was a key participant in fundraising, business development and establishing the underlying programs and platforms that have resulted in PureTech’s substantial pipeline.

Chris Viehbacher, Board Chair – Chris Viehbacher has served as a member of PureTech’s Board of Directors since 2015 and as Chair since September 2019. He is the Managing Partner of Gurnet Point Capital, a Boston based investment fund associated with the Bertarelli family and has a $2 billion capital allocation. He is the former Chief Executive Officer and member of the Board of Directors of Sanofi and was also the Chair of the Board of Genzyme in Boston.

Sharon Barber-Lui, MBA, CPA, Independent Non-Executive Director – Sharon Barber-Lui has served as a member of PureTech’s Board of Directors since 2022. She was previously the Head of U.S. Oncology Portfolio Strategy, Operations and Business Analytics at Merck & Co. Inc. During her two decades at Merck, Ms. Barber-Lui held multiple financial and operational positions, including Chief Financial Officer of U.S. Oncology, Director of U.S. Treasury Operations and regional Treasurer of Asia Pacific.

Bharatt Chowrira, PhD, JD, President and Chief Business, Legal & Operating Officer and Director – Bharatt Chowrira, PhD, JD, is the President and Chief Business, Legal & Operating Officer of PureTech, and he has served as a member of PureTech’s Board of Directors since 2021. Prior to joining PureTech, Dr. Chowrira was the President of Synlogic, Inc. He previously served as the Chief Operating Officer of Auspex Pharmaceuticals Inc., until its acquisition by Teva Pharmaceuticals, and he has held various leadership and management positions across the biopharmaceutical industry.

Raju Kucherlapati, PhD, Independent Non-Executive Director – Raju Kucherlapati, PhD, has served as a member of PureTech’s Board of Directors since 2014. He is the Paul C. Cabot Professor of Genetics and Professor of Medicine at Harvard Medical School. Dr. Kucherlapati was a founder and formerly a board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion).

John LaMattina, PhD, Independent Non-Executive Director – John LaMattina, PhD, has served as a member of PureTech’s Board of Directors since 2009. Dr. LaMattina was previously president of Pfizer Global Research and Development and held positions of increasing responsibility during his 30-year career at Pfizer.

Bob Langer, ScD, Co-Founder and Non-Executive Director – Bob Langer, ScD, is a Co-founder of PureTech and has served as a member of PureTech’s Board of Directors since the Company’s founding. He has served as the David H. Koch Institute Professor at MIT since 2005. He is one of 12 institute professors, which is the highest honor that can be awarded to a faculty member at MIT. Dr. Langer has received over 220 major awards and is the most cited engineer in history.

Kiran Mazumdar-Shaw, Independent Non-Executive Director – Kiran Mazumdar-Shaw has served as a member of PureTech’s Board of Directors since 2020. She is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer and a passionate philanthropist. She is a pioneer of India’s biotech industry and founder of Biocon.

Dame Marjorie Scardino, Senior Independent Director – Dame Marjorie Scardino has served as a member of PureTech’s Board of Directors since 2015. She served as Chief Executive of The Economist for 12 years and was the Chief Executive of Pearson plc, the world’s leading education company and the owner of Penguin Books and The Financial Times Group. She served as chairman of The MacArthur Foundation from 2012 to 2017, and later became the Chairman of the London School of Hygiene and Tropical Medicine.

PureTech’s R&D Committee

PureTech’s R&D Committee works in close collaboration with the board and PureTech’s network of scientific experts to drive our distinctive R&D model for advancing scientific breakthroughs. The Committee is comprised of board members Bob Langer, ScD, Raju Kucherlapati, PhD, and John LaMattina, PhD, in addition to the following members:

H. Robert Horvitz, PhD, Board Observer and R&D Committee Chair – H. Robert Horvitz, PhD, is a Board Observer and Chair of PureTech’s R&D Committee. He received the Nobel Prize in Physiology or Medicine and is the David H Koch Professor of Biology at Massachusetts Institute of Technology, an investigator of the Howard Hughes Medical Institute, neurobiologist (neurology) at Massachusetts General Hospital, a member of the MIT McGovern Institute for Brain Research and the MIT Koch Institute for Integrative Cancer Research. He is cofounder of multiple life science companies, including Epizyme (EPZM), Mitobridge (acquired by Astellas) and Idun Pharmaceuticals (acquired by Pfizer) and was a member of the Scientific Advisor Board of the Novartis Institutes for BioMedical Research.

Dennis Ausiello, MD, R&D Committee Member – Dennis Ausiello, MD, is a member of PureTech’s R&D Committee. He is the Jackson Distinguished Professor of Clinical Medicine and was previously Director, Emeritus of the MD/PhD Program at Harvard Medical School. Dr. Ausiello is Chairman of Medicine, Emeritus and Director of the Center for Assessment Technology and Continuous Health (CATCH) at Massachusetts General Hospital (MGH). Dr. Ausiello served on the Board of Directors of Pfizer Pharmaceuticals, where he was their former Lead Director.

Bennett Shapiro, MD, Co-founder and R&D Committee Member – Ben Shapiro, MD, is a Co-founder and member of PureTech’s R&D Committee. As former Executive Vice President at Merck Research Laboratories of Merck & Co. Inc., Dr. Shapiro initially led Worldwide Basic Research and was responsible for all the basic and preclinical research activities at Merck & Co. Inc. He later led Worldwide Licensing and External Research and was responsible for Merck’s relationships with the academic and industrial biomedical research community. His leadership resulted in the discovery, development and registration of approximately 25 drugs and vaccines.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding the addition of Ms. Barber-Liu to our board of directors and her role with the board and the board’s Audit Committee, and PureTech’s future prospects, development plans and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com

EU Media Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com

U.S. Media Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com